UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 228 of the consolidated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October, hereby notifies the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”) of the following,

Relevant Fact

The Company informs that it will hold a conference call today Wednesday 17 February 2015 to present its Industrial Viability Plan.

The presentation that will be used during the conference call is published at Abengoa’s website: www.abengoa.com

The conference call will be held by Alvarez & Marsal on behalf of Abengoa at 6:00 pm Madrid time, 12:00 pm Nueva York time.

The number to access the call is +34 914140867 from Spain and +44 (0) 2071 928016 from abroad.

Seville, 17 February 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: February 17, 2016	By:	/s/ José Domínguez Abascal
Name: José Domínguez Abascal
Title: CEO